 **Regression The Movie** is 😊 feeling excited.
Published by Melissa Francesca Natale Vitello 🌐 · July 19 ·

We're throwing a party!! Regression is officially about to kick off our WeFunder investment campaign and we're doing it in style! WeFunder is a crowd funding campaign platform BUT a little different than usual campaigns you may be used to seeing for films. Instead of donating and getting a perk, like a tote bag, you get actual profit share in the film! Ever thought about being an Executive Producer or know someone who has? Hit us up for more details on how you can join the Regression family! #crowdfundingcampaign #movieinvest #executiveproducer Stacy Snyder Bryan Ricke Melissa Francesca Natale Vitello



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